UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-33731

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Methode Electronics, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Methode Electronics, Inc.

8750 West Bryn Mawr Avenue, Suite 1000

Chicago, IL 60631-3518

Financial Statements and

supplemental schedule

Methode Electronics, Inc. 401(k) Savings Plan

Years Ended December 31, 2022 and 2021

Methode Electronics, Inc.

401(k) Savings Plan

Financial Statements and

Supplemental Schedule

Years Ended December 31, 2022 and 2021

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	11

Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Administration Committee & Participants

Methode Electronics, Inc.

401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Methode Electronics, Inc. 401(k) Savings Plan as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021 and the changes in net assets available for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks, Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also include evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underling accounting and other records, as applicable, and supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Sassetti LLC

We have served as the Plan’s auditor since 2005.

June 28, 2023

Oak Brook, Illinois

Methode Electronics, Inc.

401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets
Investments, at fair value:
Mutual funds	$66,749,372	$85,160,178
Methode common stock fund	2,968,313	3,533,392
Total investments, at fair value	69,717,685	88,693,570
Investments, at contract value	15,587,304	14,081,056
Total investments	85,304,989	102,774,626

Receivables:
Notes receivable from participants	566,040	594,187

Total assets	85,871,029	103,368,813

Liabilities

Total liabilities	—	—

Net assets available for benefits	$85,871,029	$103,368,813

See accompanying notes.

Methode Electronics, Inc.

401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2022	2021
Additions:
Additions to net assets attributed to:
Investment Income:
Interest and dividends	$2,922,273	$5,143,775
Net (depreciation)/appreciation in fair value of investments	(18,078,988)	8,886,168
Total investment (loss)/gain	(15,156,715)	14,029,943

Contributions:
Participants	3,032,499	3,120,143
Employer	1,171,162	1,230,217
Rollovers	873,578	696,143
Total contributions	5,077,239	5,046,503
Total additions	(10,079,476)	19,076,446

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	7,284,548	15,009,960
Administrative expenses	133,760	224,186
Total deductions	7,418,308	15,234,146
Net (decrease)/increase	(17,497,784)	3,842,300
Net assets available for benefits:
Beginning of year	103,368,813	99,526,513
End of year	$85,871,029	$103,368,813

See accompanying notes.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Methode Electronics, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement or Summary Plan Description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available from Methode Electronics, Inc.

General

The Plan is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the plan sponsor, Methode Electronics, Inc. and its subsidiaries (the Company), can attract and retain qualified employees.

Participation

Participation in the Methode Electronics, Inc. 401(k) Savings Plan begins on the employee’s hire date and is accomplished through an automatic enrollment process. The participant is automatically enrolled to contribute 3% of their eligible wages into the American Balanced Fund, the Plan’s Qualified Default Investment Alternative, on a pre-tax basis unless they elect to opt-out on contributing to the Plan all together or elect to make their own investment election.

Contributions

Participants may elect to contribute a minimum of 2% of their annual compensation (as defined in the Plan) pre-tax, after tax Roth 401(k) or any combination, up to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).

The Company contributes to the Plan, on behalf of each participant, a “safe-harbor” non-elective contribution of 3% of each participant’s eligible compensation (as defined by the Plan), subject to the IRS maximum amount, for the portion of the Plan year in which the employee was a participant in the Plan.

Participants may direct contributions into various investment options offered by the Plan.

Participant Withdrawals

Withdrawals are permitted in the event of termination of employment, disability, death, retirement, attainment of age 59 1/2, or financial hardship. A financial hardship withdrawal is currently permitted by the IRS for certain authorized purposes with the approval by the 401(k) Hardship Committee. Such withdrawals must be approved by the 401(k) Hardship Committee. Withdrawals prior to the attainment of age 59 1/2 may be subject to an additional 10% tax penalty.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance from their fund accounts. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Participant loans are measured at their unpaid principal balance. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The shares of mutual funds and the Methode Electronics Common Stock Fund are reported at fair value. See note 4 for discussion of fair value measurements.

Purchases and sales are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Under generally accepted accounting principles, the following fixed income investments qualify as fully benefit responsive investments and are reported at contract value:

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements

The Hartford group annuity contract value is determined by MassMutual Financial Services. The contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits. The Plan does not allow for new investment in this contract. There are significant penalties if the entire contract were prematurely terminated. The interest guarantee is based on Hartford’s ability to meet its financial obligations from its general assets.

The Hartford group annuity contract had an average yield (annualized) and a crediting interest rate of 3.00% for each of the years ended December 31, 2022 and 2021. The crediting interest rate is set at the beginning of the calendar year and is periodically reviewed for adjustment. The balance in the Hartford group annuity contract was $444,719 and $492,996 as of December 31, 2022 and 2021, respectively.

The Lincoln Stable Value Account is a fixed group annuity issued by The Lincoln National Life Insurance Company. Contract value is the relevant measure attributed to that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract.

The Lincoln contract had an average yield of 1.63% and 2.20% (annualized) for the years ended December 31, 2022 and 2021, respectively with a guaranteed minimum interest rate of 1.00%. At December 31, 2022 and 2021 the crediting interest rate was 1.75 % and 1.94%, respectively. The balance in the Lincoln stable value account was $15,142,585 and $13,588,060 as of December 31, 2022 and 2021, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

Participant fees are charged to all participants’ account balances for the operational costs of the Plan. Participants paid 7 basis points and 17 basis points annually for the years ended December 31, 2022 and 2021, respectively.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The Plan’s investments income by type (including interest, dividends, investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Years Ended December 31,
	2022	2021
Fixed income	$259,203	$315,516
Mutual funds	(15,097,769)	12,641,723
Common stock fund	(318,149)	1,072,704
	$(15,156,715)	$14,029,943

4. Fair Value Measurements

Accounting Standards Codification Topic 820 (ASC 820) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities they are required to be recorded at their fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The standard establishes three levels of inputs that may be used to measure fair value:

-
Level 1: quoted prices in active markets for identical assets or liabilities;
-
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities ; or
-
Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements

The Plan’s valuation methodologies used for measuring the fair values are as follows:

Mutual funds: valued at quoted market price, which represent the estimated fair value of the shares held in such funds.

Methode Electronics, Inc. Common Stock Fund: the fund invests primarily in Methode Electronics, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (MEI) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.

There have been no changes in these methodologies used at December 31, 2022 or 2021.

The following summarizes investments by classification and method of valuation for the year ended December 31, 2022:

	2022
	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual Funds	$66,749,372	$—	$—	$66,749,372

Methode Common Stock Fund	2,968,313	—	—	$2,968,313

Total Investments, at fair value	$69,717,685	$—	$—	$69,717,685

The following summarizes investments by classification and method of valuation for the year ended December 31, 2021:

	2021
	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual Funds	$85,160,178	$—	$—	$85,160,178

Methode Common Stock Fund	3,533,392	—	—	$3,533,392

Total Investments, at fair value	$88,693,570	$—	$—	$88,693,570

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements

5. Income Tax Status

The Plan has received a determination letter from the IRS dated June 30, 2020, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or Department of Labor. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.

6. Related Party Transactions

Lincoln Financial Group, the Plan’s record keeper, is an affiliate of the Lincoln National Life Insurance Company, which the Plan has an insurance investment contract. The Plan also invests in Methode Electronics, Inc. Common Stock. These transactions qualify as related party and party-in-interest transactions.

Lincoln Financial Group provides certain administrative services to the Plan pursuant to a Recordkeeping Services Agreement (RSA) between the Company and Lincoln.

At December 31, 2022 and 2021 the Plan held 65,969 and 71,170 shares, respectively, of common stock of the Company, the sponsoring employer.

Supplemental Schedule

Methode Electronics, Inc.

401(k) Savings Plan

Schedule H, Part IV, Line 4i - Schedule of Assets

(Held at End of Year)

EIN #36-2090085 Plan #002

December 31, 2022

(a.)	(b.)	(c.)		(d.)	(e.)
			Shares
		Description of	or		Current
	Identity of Issue	Investment	Units	Cost	Value
	Mutual funds
	The American Funds Group	American Balanced Fund	311,538	**	$8,962,950
		American Mutual Fund	175,726	**	8,512,180
		Europacific Growth Fund	72,916	**	3,575,056
		Growth Fund of America	190,430	**	9,428,193
		New Economy Fund	58,747	**	2,570,774
	Delaware Investments	Delaware Diversified Income	633,118	**	4,780,043
	Ivy	Ivy Mid Cap Growth I	146,930	**	3,987,689
	Vanguard	Total Stock Market Index	77,428	**	7,208,586
		FTSE All-World ex US Index Inv	78,469	**	2,451,376
		Vanguard Mid Cap Index Fund	3,924	**	990,724
		Vanguard Small Cap Index Fund	5,470	**	481,047
	Goldman Sachs	Small Cap Value Inst	52,073	**	2,184,987
	T Rowe Price Dividend Growth Adv	Dividend Growth Adv	72,273	**	4,630,554
	TIAA - CREF	Institutional Bond	777,863	**	6,985,213
	Common stock fund
*	Methode Electronics, Inc.	Methode Electronics, Inc.
		Common Stock	65,969	**	2,968,313
	Total investments at fair value				69,717,685

	Investments at contract value
	Hartford Life Insurance Company	Group Annuity Contract	444,719	**	444,719
*	Lincoln Financial Group	Lincoln Stable Value Fund	13,037,445	**	15,142,585
	Total investments at contract value				15,587,304

	Total investments				85,304,989
*	Participant loans	Interest rate - 4.25% - 7.25%		-0-	566,040
					$85,871,029
*Party in interest.
**Cost information is not required for participant directed investments and participant loans and, therefore, is not included.

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METHODE ELECTRONICS, INC.

Date: June 28, 2023	By:	/s/ AMIT N. PATEL
Amit N. Patel
Chief Accounting Officer